Exhibit 99.1

GDS Announces Sale Of US$385 million DayOne Shares

SHANGHAI, China, January 13, 2026 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced that it has entered into definitive agreements with DayOne Data Centers Limited (“DayOne”), a Singapore-headquartered hyperscale data center platform in which the Company holds a minority equity investment, pursuant to which DayOne will repurchase ordinary shares of DayOne from GDS to the value of US$385 million. The share repurchase price per ordinary share is the same as the price for DayOne’s recently announced Series C convertible preferred share new issue of over US$2.0 billion.

The share repurchase will enable GDS to recycle approximately 95% of its principal invested in DayOne at a nearly 6.5 times multiple of money. The value of GDS’s remaining equity interest in DayOne implied by the Series C new issue price is over US$2.2 billion, equivalent to US$11.18 per GDS American Depositary Share. GDS currently intends to reallocate the proceeds of the share repurchase to invest in compelling new business opportunities with attractive return potential in its core business in China.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located across the key hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. The Company is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company has a 25-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a minority equity interest in DayOne Data Centers Limited, a Singapore-headquartered hyperscale data center platform.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited